

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-4561

DIVISION OF
CORPORATION FINANCE
Mail Stop 4561

August 16, 2010

By U.S. Mail and facsimile

Mr. Don Prest
Chief Financial Officer
Omnicity Corp.
807 S. State Road 3
Rushville, Indiana 46173

Re: Omnicity Corp (the "Company")
        File No.: 000-52827

Dear Mr. Prest:

We have received your letters dated August 9, 2010 and August 12, 2010 requesting that the staff waive the requirement to provide separate audited financial statements pertaining to certain business acquisitions consummated in the years ending July 31, 2009 and 2010 as required by Rule 8-04 of Regulation S-X. We understand you have consummated the following acquisitions that have been determined to be significant under Rule 8-04:

- ND Wave, Inc., which closed on February 26, 2009, is significant at the 80% level.
- Forepoints Networks Inc., which closed on March 31, 2009, is significant at the 99% level.
- North Central Communications, Inc., which closed on April 24, 2009 is significant at the 28% level.
- Lightspeed Voice, Ltd., which closed on April 29, 2010, is significant at the 45% level.

We are able to waive the requirements of Rule 8-04 of Regulation S-X to provide the separate financial statements of only North Central Communications, Inc. However, we are unable to grant your request as it relates to the other three transactions. Once you file audited financial statements that include the post-acquisition results of operations of the acquired entities for an appropriate period, we will, at your request, consider accepting audited financial statements for a period of time less than that required under Rule 8-04 of Regulation S-X. Until you file audited financial statements of the acquired businesses for the time span required under Rule 8-04 and the pro forma financial information required under Rule 8-05, we will not declare effective any registration statements or posteffective amendments.

The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3403.

Sincerely,

Steven Jacobs
Associate Chief Accountant